Exhibit 8.1

List of Subsidiaries

1.	Sinovac Biotech (Hong Kong) Limited., a Hong Kong company
2.	Sinovac Biotech Co., Ltd., a PRC company
3.	Sinovac Life Sciences Co., Ltd., a PRC company
4.	Sinovac (Dalian) Vaccine Technology Co., Ltd., a PRC company
5.	Sinovac Biomed Co., Ltd., a PRC company
6.	Sinovac Life Sciences (Hainan) Co., Ltd., a PRC company
7.	Sinovac Yidao Biomed Co., Ltd., a PRC company
8.	Kaixin Zhitong Health Technology Co., Ltd., a PRC company
9.	Sinovac Yidao Development Co., Ltd., a PRC company
10.	Sinovac Biotech (Singapore) Pte. Ltd., a Singapore company
11.	Sinovac Biotech (Chile) SpA, a Chile company